UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On July 25, 2022, the Board of Directors of Nexters Inc. (NASDAQ: GDEV) (the “Company”) adopted the following resolutions in respect of the compensation of the Company’s directors:

•	the cash component of the compensation for independent directors in the amount of USD 100,000, plus additional compensation for the Chairperson of the Board of Directors of USD 35,000 and further additional compensation of USD 25,000 for each Committee Chairperson;

•	an additional annual cash compensation in the amount USD 50,000 for each independent directors’ service for the year starting with the next annual shareholders’ meeting, in case if the share-based structure will not be determined within the next year due to continuing market conditions; and

•	an additional annual cash compensation in the amount of USD 25,000 to each, Natasha Braginsky Mounier and Andrew Sheppard, for their service on an ad hoc director search committee.

Furthermore, a copy of the Company’s Notice of its Annual General Meeting (the “AGM”), including the agenda items of the AGM and the form of instrument appointing a proxy, is attached to this Form 6-K as Exhibit 99.1 and the Form of Proxy Card is attached as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2022

Nexters Inc.

	By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual General Meeting

99.2	Form of Proxy Card